Media

https://www.linkedin.com/feed/update/urn:li:activity:7168992628493987843

https://www.linkedin.com/feed/update/urn:li:activity:7168879326170394624

https://www.linkedin.com/feed/update/urn:li:activity:7160531705307553792

https://www.linkedin.com/feed/update/urn:li:activity:7160141683106480128

https://carbonherald.com/biochar-life-launches-crowdfunding-campaign-to-accelerate-global-impact/

https://www.prweb.com/releases/biochar-life-launches-crowdfunding-campaign-to-accelerate-global-impact-on-agriculture-and-climate-change-302051977.html

https://twitter.com/biocharlife/status/1763115044152414555

https://twitter.com/biocharlife/status/1755152600322953367

https://twitter.com/biocharlife/status/1754150678270738451

https://instagram.com/p/C379cAOP7Ru/

https://www.instagram.com/p/C37Pvgwv3zj/

https://www.facebook.com/photo/?fbid=122156521496021371&set=a.122093495024021371

https://www.facebook.com/photo?fbid=122156454068021371&set=a.122093495024021371